FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 333-13586

For the Month of August, 2003

Mitsui Sumitomo Insurance Company, Limited

(Translation of registrant’s name into English)

27-2, Shinkawa 2-chome,
Chuo-ku, Tokyo 104-8252, Japan

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES
Special Note Regarding Forward-looking statements

Information furnished on this form:

1.  [Translation in English]

     News Release

     “Summary of Consolidated Business Results for the 1st Quarter of Fiscal Year ending March 31, 2004”

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mitsui Sumitomo Insurance Company, Limited

Date: August 20, 2003	By: /s/ Nobutaka Hayasaki

Nobutaka Hayasaki General Manager, Shareholder Relations & Legal Dept.

Special Note Regarding Forward-looking statements

     This document contains forward-looking statements that are based on the Company’s expectations, assumptions, estimates and projections about its business, its industry and capital markets around the world. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “plan” or similar words. These statements discuss future expectations, identify strategies, contain projections of results of operations or of our financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. The Company cannot promise that its expectations expressed in these forward-looking statements will turn out to be correct. Its actual results could be materially different from and worse than its expectations. Important risks and factors that could cause its actual results to be materially different from its expectations include, but are not limited to: (1) continuation or intensification of the economic downturn in Japan ; (2) the extent of competition that the Company faces from Japan’s other major non-life insurance companies and new entrants in the Japanese non-life insurance market ; (3) the extent of further deregulation of the Japanese insurance industry ; (4) occurrence of natural disasters in Japan ; (5) occurrence of losses the type or magnitude of which could not be foreseen by the Company at the time of writing the insurance policies covering such losses ; (6) the price and availability of reinsurance ; (7) the performance of the Company’s investments ; and (8) the Company’s relationship with the other “Mitsui” and “Sumitomo” companies.

1. [Translation in English]

August 8, 2003

Summary of Consolidated Business Results
for the 1st Quarter of Fiscal Year ending March 31, 2004

Name of Listed Company:	Mitsui Sumitomo Insurance Company, Limited
Code Number:	8752
Stock Exchanges:	Tokyo Stock Exchange, Osaka Securities Exchange and Nagoya Securities Exchange
Headquarters: (URL http://www.ms-ins.com)	Tokyo
Representative:	Hiroyuki Uemura, President & Director
Contact:	Hiroyuki Hata Manager of Financial Accounting Section, Accounting Dept. Phone number 03-3297-6648

1.	Matters related to preparation of the summary of the consolidated business results for the 1st quarter:

Any difference in method of recognition of net premiums written from that of the previous fiscal year in terms of accounting treatment: Applicable.

(Contents)

The accounting standard applied to the calculation of net premiums written as of the 1st quarter is different from the accounting standard applied to that of the fiscal year, the difference of which includes dating forward policies (which the insurance period has not yet commenced as at the end of the 1st quarter under review), among other things.

2.	Summary of business results for the 1st quarter of the fiscal year ending March 31, 2004 (April 1, 2003 — June 30, 2003)

(Note) All amounts less than the stated unit have been disregarded. The ratio is indicated with 4/100 or less being rounded off and 5/100 or more being rounded to full 1/10. In addition, any negative amounts appear with the mark (-) (the same shall be applied hereinafter).

(1)	Net premiums written

	Millions of yen		%

For the 1st quarter of the fiscal year ending March 31, 2004	(359,439	)*	(10.1	)*
	356,882		9.9
For the 1st quarter of the fiscal year ended March 31, 2003	(326,571	)*
	324,611
(Reference)
For the fiscal year ended March 31, 2003	(1,319,154	)*
	1,303,946

(Notes)	1.	The percentages presented in the above table represent an increase or decrease ratio in comparison with the results of the corresponding period of the previous fiscal year.

2.	The figures presented in the upper parenthesis of the net premiums written with “*” mark represent the amount after deducting the refundable premium of the automobile insurance “Modo-Rich”, which contains a special clause of premium adjustment and refund at maturity, and is provided for the purpose of comparison with other companies.

     Net premiums written for the 1st quarter of the fiscal year ending March 31, 2004 (the amount after deducting the refundable premium of the automobile insurance “Modo-Rich”) amounted to ¥359,439 million, an increase of 10.1% over the corresponding period of the previous fiscal year.

     This result was attributable to the substantial increase in sales of the compulsory automobile liability insurance of the Company reflecting effects of abolition of ceded reinsurance by the government. Other factors were that the results of every item exceeded over that of the corresponding period of the previous fiscal year and that income from the consolidated subsidiaries, mainly in Europe and Asia, increased.

     In case of deducting effects of abolition of ceded reinsurance of compulsory automobile liability insurance by the government, net premiums written for the 1st quarter of the fiscal year ending March 31, 2004 (the amount after deducting the refundable premium of the automobile insurance “Modo-Rich”) amounted to ¥339,751 million, an increase of 4.0% from the corresponding period of the previous fiscal year.

(2)	Events that have affected the financial conditions and operating results of the corporate group for the 1st quarter under review:

Not applicable.

3.	Consolidated operating results forecast for the fiscal year ending March 31, 2004 (from April 1, 2003 to March 31, 2004):

The estimate made public at the beginning of the fiscal year stands without any modification at this point.

Note:
The foregoing are forward-looking statements based on a number of assumptions and beliefs in light of the information currently available to management and subject to significant risks and uncertainties. Actual financial results may differ materially depending on a number of factors including, adverse economic conditions, currency exchange rate fluctuations, adverse legislative and regulatory developments, delays in new product launches, pricing and insurance product initiatives of competitors, the inability of the Company or its subsidiaries or affiliates to market existing and new insurance products effectively, infringements of intellectual property rights of the Company or its subsidiaries or affiliates and the adverse outcome of material litigation.

The figures after deducting the refundable premium of the automobile insurance “Modo-Rich”, which contains a special clause of premium adjustment and refund at maturity, is presented herein.

Consolidated

Premiums Written by Accounts and Loss Paid

Direct premiums written (including deposit premiums from policyholders)

(Millions of yen)

	For the 1st quarter
	ended June 30, 2002		For the 1st quarter			For the fiscal year ended
Period	(April 1, 2002 -		ended June 30, 2003			March 31, 2003 (Reference)
Accounts	June 30, 2002)		(April 1, 2003 - June 30, 2003)			(April 1, 2002 - March 31, 2003)

	Amount	Ratio	Amount	Increase	Ratio	Amount	Increase	Ratio

		%		%	%		%	%
Fire Insurance	74,562	16.5	72,469	-2.8	14.9	273,450	3.4	16.1
Marine Insurance	18,214	4.1	19,183	5.3	4.0	69,699	3.9	4.1
Personal Accident Insurance	85,379	18.9	110,454	29.4	22.8	352,110	3.3	20.7
Automobile Insurance	162,464	36.0	162,428	-0.0	33.5	593,996	0.0	34.9
Compulsory Automobile Liability Insurance	55,044	12.2	55,666	1.1	11.5	181,560	21.1	10.7
Other	55,622	12.3	64,751	16.4	13.3	230,809	9.5	13.5

Total	451,288	100.0	484,953	7.5	100.0	1,701,627	4.6	100.0
Deposit premiums from policyholders (inclusive)	72,028	16.0	92,470	28.4	19.1	306,757	3.4	18.0

Net premiums written

(Millions of yen)

	For the 1st quarter
	ended June 30, 2002		For the 1st quarter			For the fiscal year ended
Periods	(April 1, 2002 -		ended June 30, 2003			March 31, 2003 (Reference)
Accounts	June 30, 2002)		(April 1, 2003 - June 30, 2003)			(April 1, 2002 - March 31, 2003)

	Amount	Ratio	Amount	Increase	Ratio	Amount	Increase	Ratio

		%		%	%		%	%
Fire Insurance	45,272	13.9	45,065	-0.5	12.5	170,821	2.4	12.9
Marine Insurance	12,447	3.8	13,985	12.4	3.9	57,502	6.9	4.4
Personal Accident Insurance	33,592	10.3	34,445	2.5	9.6	123,290	-1.1	9.3
Automobile Insurance	161,691	49.5	161,679	-0.0	45.0	593,142	-0.1	45.0
Compulsory Automobile Liability Insurance	22,585	6.9	45,858	103.0	12.8	165,034	82.3	12.5
Other	50,981	15.6	58,405	14.6	16.2	209,363	7.9	15.9

Total	326,571	100.0	359,439	10.1	100.0	1,319,154	7.8	100.0

(Reference)	The figures after deducting the effects of abolition of ceded reinsurance of compulsory automobile liability insurance by the government

			%		%
Compulsory Automobile Liability Insurance	22,585	26,170	15.9	99,060	9.4

Total	326,571	339,751	4.0	1,253,181	2.4

Net losses paid

(Millions of yen)

	For the 1st quarter
	ended June 30, 2002		For the 1st quarter			For the fiscal year ended
Periods	(April 1, 2002 -		ended June 30, 2003			March 31, 2003 (Reference)
Accounts	June 30, 2002)		(April 1, 2003 - June 30, 2003)			(April 1, 2002 - March 31, 2003)

	Amount	Ratio	Amount	Increase	Ratio	Amount	Increase	Ratio

		%		%	%		%	%
Fire Insurance	12,891	8.8	14,930	15.8	9.5	57,051	9.4	8.8
Marine Insurance	5,003	3.4	7,263	45.2	4.6	25,870	-12.4	4.0
Personal Accident Insurance	11,702	7.9	12,430	6.2	7.9	50,643	-1.7	7.8
Automobile Insurance	79,862	54.1	81,417	1.9	51.7	338,566	-1.0	52.4
Compulsory Automobile Liability Insurance	14,507	9.8	17,380	19.8	11.0	60,948	7.9	9.4
Other	23,645	16.0	24,026	1.6	15.3	113,477	3.0	17.6

Total	147,612	100.0	157,448	6.7	100.0	646,557	0.7	100.0

(Reference)	The figures after deducting the effects of abolition of ceded reinsurance of compulsory automobile liability insurance by the government

			%		%
Compulsory Automobile Liability Insurance	14,507	15,179	4.6	60,124	6.5

Total	147,612	155,247	5.2	645,733	0.6

(Notes)	1.	Any figures are amounts before the off-set of intersegment transactions.

	2.	The accounting standard applied to the calculation of net premiums written as of the 1st quarter is different from the accounting standard applied to that of the fiscal year, the difference of which includes premium arising from dating forward policies (which the insurance period has not yet commenced as at the end of the 1st quarter under review), among other things.

	3.	The refundable premium of the automobile insurance “Modo-Rich” which contains a special clause of premium adjustment and refund at maturity that was deducted from direct premiums written and net premiums written is as follows:

		For the 1st quarter ended June 30, 2002: For the 1st quarter ended June 30, 2003: For the fiscal year ended March 31, 2003:	- ¥1,959 million - ¥ 2,557 million - ¥15,208 million

	4.	Premiums written and losses paid for the fiscal year ended March 31, 2002 which were used for calculating the percentage of increase in income and the percentage of increase of the fiscal year ended March 31, 2003 (Reference) are represented by the accumulated figures of The Sumitomo Marine & Fire Insurance Company, Limited for the period from April 1, 2001 through September 30, 2001 and the Company from April 1, 2001 through March 31, 2002 without any adjustment.

Consolidated

Securities

(Millions of yen)

							(Reference)
	As of June 30, 2002			As of June 30, 2003			As of March 31, 2003

Types of	Acquisition	Fair	Unrecognized	Acquisition	Fair	Unrecognized	Acquisition	Fair	Unrecognized
securities	costs	value	gain or loss	costs	value	gain or loss	costs	value	gain or loss

Bonds and debentures	2,047,325	2,124,571	77,246	2,091,314	2,183,599	92,285	2,090,592	2,197,835	107,242
Stocks	932,327	1,768,577	836,250	850,683	1,537,382	686,698	855,358	1,356,803	501,444
Foreign securities	761,322	821,960	60,637	828,572	938,408	109,835	730,929	822,169	91,240
Other	28,888	28,574	-313	71,701	75,608	3,907	64,714	63,920	-794

Subtotal	3,769,863	4,743,684	973,820	3,842,271	4,734,999	892,727	3,741,594	4,440,728	699,133

(Notes)	1.	The above table states the securities with fair value.

	2.	Acquisition costs as of June 30, 2002 and as of June 30, 2003 are calculated before being valued at amortized cost and before impairment losses were recognized. Acquisition costs for the fiscal year ended March 31, 2003 (Reference) are calculated after being valued at amortized cost and after impairment losses were recognized. Further, while the recognition standard for transactions is based on the contract date standard for the 1st quarter ended June 30, 2003, the same standard as applied to the fiscal year, the delivery date standard was applied to the 1st quarter ended June 30, 2002.

	3.	Fair value is based on market value, etc. at the end of each month.

Consolidated

Derivative Transactions

(Millions of Yen)

		As of June 30, 2002			As of June 30, 2003			As of March 31, 2003

Types of		Contract	Market	Unrealized	Contract	Market	Unrealized	Contract	Market	Unrealized
Securities	Types of contracts	Amount	Value	Gain/(Loss)	Amount	Value	Gain/(Loss)	Amount	Value	Gain/(Loss)

Currency	Forward exchange contracts
	Short:	32,907	31,049	1,858	18,828	18,968	–139	—	—	—
	Sell:	1,702	1,672	–30	5,110	5,125	15	—	—	—
	Currency option contracts
	Short:	10,075	128	–72	—	—	—	—	—	—
		(56)			(—)			(—)
	Sell:	20,156	573	249	—	—	—	—	—	—
		(323)			(—)			(—)
Interest	Interest option contracts
	Short:	8,910	54	171	9,500	15	213	9,500	26	202
		(225)			(228)			(228)
	Sell:	3,000	59	–136	3,500	17	–181	3,500	25	–173
		(196)			(198)			(198)
	Interest swap
	contracts	59,525	231	231	50,022	215	215	51,074	222	222
Stock	Stock price index option contracts
	Short:	—	—	—	877	28	1	—	—	—
		(—)			(30)			(—)
	Sell:	1,220	63	42	—	—	—	—	—	—
		(21)			(—)			(—)
Bonds	Government bond over-the-counter option contracts
	Short:	13,876	0	20	7,830	103	–79	2,953	—	7
		(20)			(24)			(7)
Credit	Credit derivatives
	Short:				575,827	–5,455	–5,455	561,964	–7,391	–7,391
	Sell:				22,762	52	52	22,838	60	60
Other	Weather derivative contracts
	Short:	71	28	1	16	19	10	16	21	4
		(30)			(30)			(25)
	Sell:	62	24	7	11	16	–3	0	1	0
		(17)			(19)			(0)
	Other:	—	486	486	9	51	51	0	70	70
	Natural disaster derivative contracts
	Short:	170	8	1	270	9	4	280	9	4
		(10)			(14)			(14)
	Economic index derivative contracts
	Short:	493	2	22	0	1	1	0	3	—
		(25)			(3)			(3)
	Sell:	493	2	0	—	—	—	—	—	—
		(2)			(—)			(—)

	Total	152,666	34,386	2,851	694,566	19,171	–5,293	652,128	–6,952	–6,991

(Notes)	1.	Figures in parentheses of the above table represent the option premiums.

	2.	Any derivative transactions, to which the hedge accounting applied, are excluded.

	3.	While the standard of recognition for derivative transactions is based on the contract date standard for the 1st quarter ended June 30, 2003, the same standard as applied to the fiscal year, the delivery date standard was applied to the 1st quarter ended June 30, 2002.

	4.	As credit derivative contracts have been valued at fair value since the six months ended September 30, 2002, credit derivative contracts as of the end of the 1st quarter of the previous fiscal year are not represented.

The figures after deducting the refundable premium of the automobile insurance “Modo-Rich”, which contains a special clause of premium adjustment and refund at maturity, is presented herein.

Non-Consolidated

Premiums Written by Accounts and Loss Paid

Direct premiums written (including deposit premiums from policyholders)

(Millions of yen)

	For the 1st quarter
	ended June 30, 2002		For the 1st quarter			For the fiscal year ended
Periods	(April 1, 2002 -		ended June 30, 2003			March 31, 2003 (Reference)
Accounts	June 30, 2002)		(April 1, 2003 - June 30, 2003)			(April 1, 2002 - March 31, 2003)

	Amount	Ratio	Amount	Increase	Ratio	Amount	Increase	Ratio

		%		%	%		%	%
Fire Insurance	68,031	15.8	64,504	-5.2	14.2	261,883	2.4	16.2
Marine Insurance	15,596	3.6	15,859	1.7	3.5	59,166	1.1	3.7
Personal Accident Insurance	85,178	19.8	110,240	29.4	24.2	351,398	3.3	21.7
Automobile Insurance	158,013	36.8	158,445	0.3	34.8	581,640	-0.2	35.9
Compulsory Automobile Liability Insurance	55,044	12.8	55,666	1.1	12.2	181,560	21.1	11.2
Other	48,096	11.2	50,645	5.3	11.1	182,541	-4.8	11.3

Total	429,961	100.0	455,362	5.9	100.0	1,618,190	2.5	100.0

Deposit premiums from policyholders (inclusive)	72,028	16.8	92,470	28.4	20.3	306,757	3.4	19.0

Net premiums written

(Millions of yen)

	For the 1st quarter
	ended June 30, 2002		For the 1st quarter			For the fiscal year ended
Periods	(April 1, 2002 -		ended June 30, 2003			March 31, 2003 (Reference)
Accounts	June 30, 2002)		(April 1, 2003 - June 30, 2003)			(April 1, 2002 - March 31, 2003)

	Amount	Ratio	Amount	Increase	Ratio	Amount	Increase	Ratio

		%		%	%		%	%
Fire Insurance	39,539	12.9	39,802	0.7	11.8	166,317	2.9	13.3
Marine Insurance	11,368	3.7	11,959	5.2	3.6	52,506	5.4	4.2
Personal Accident Insurance	33,463	10.9	34,274	2.4	10.2	122,726	-1.2	9.8
Automobile Insurance	157,084	51.2	157,508	0.3	46.8	579,490	-0.1	46.3
Compulsory Automobile Liability Insurance	22,585	7.4	45,858	103.0	13.6	165,034	82.3	13.2
Other	42,457	13.9	47,252	11.3	14.0	164,445	-2.9	13.2

Total	306,498	100.0	336,655	9.8	100.0	1,250,521	6.4	100.0

(Reference)	The figures after deducting the effects of abolition of ceded reinsurance of compulsory automobile liability insurance by the government

			%		%
Compulsory Automobile Liability Insurance	22,585	26,170	15.9	99,060	9.4

Total	306,498	316,967	3.4	1,184,547	0.8

Net losses paid

(Millions of yen)

	For the 1st quarter
	ended June 30, 2002		For the 1st quarter			For the fiscal year ended
Periods	(April 1, 2002 -		ended June 30, 2003			March 31, 2003 (Reference)
Accounts	June 30, 2002)		(April 1, 2003 - June 30, 2003)			(April 1, 2002 - March 31, 2003)

	Amount	Ratio	Amount	Increase	Ratio	Amount	Increase	Ratio

		%		%	%		%	%
Fire Insurance	11,729	8.3	13,362	13.9	8.8	53,094	7.4	8.6
Marine Insurance	4,627	3.3	6,910	49.3	4.6	23,901	-15.5	3.9
Personal Accident Insurance	11,630	8.2	12,352	6.2	8.1	50,308	-2.0	8.1
Automobile Insurance	77,657	54.8	79,564	2.5	52.4	330,411	-1.3	53.2
Compulsory Automobile Liability Insurance	14,507	10.2	17,380	19.8	11.4	60,948	7.9	9.8
Other	21,579	15.2	22,377	3.7	14.7	102,015	-0.8	16.4

Total	141,731	100.0	151,947	7.2	100.0	620,679	-0.4	100.0

(Reference)	The figures after deducting the effects of abolition of ceded reinsurance of compulsory automobile liability insurance by the government

			%		%

Compulsory Automobile Liability Insurance	14,507	15,179	4.6	60,124	6.5

Total	141,731	149,745	5.7	619,855	-0.5

(Notes)	1.	The accounting standard applied to the calculation of net premiums written as of the 1st quarter is different from the accounting standard applied to that of the fiscal year, the difference of which includes premium arising from dating forward policies (which the insurance period has not yet commenced as at the end of the 1st quarter under review), among other things.

	2.	The refundable premium of the automobile insurance “Modo-Rich” which contains a special clause of premium adjustment and refund at maturity that was deducted from direct premiums written and net premiums written is as follows:

		For the 1st quarter ended June 30, 2002: For the 1st quarter ended June 30, 2003: For the fiscal year ended March 31, 2003:	- ¥1,959 million - ¥ 2,557 million - ¥15,208 million

	3.	The premiums written and losses paid for the fiscal year ended March 31, 2002 which were used for calculating the percentage of increase in income and the percentage of increase of the fiscal year ended March 31, 2003 (Reference) are represented by the accumulated figures of The Sumitomo Marine & Fire Insurance Company, Limited for the period from April 1, 2001 through September 30, 2001 and the Company from April 1, 2001 through March 31, 2002 without any adjustment.